UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING        SEC FILE NUMBER

                                                                 0-27437
                                                           -------------------

                                                               CUSIP NUMBER

                                                                727049 10 8
                                                           -------------------

(Check One):      [  ] Form 10-K and Form 10-KSB  [ ] Form 11-K   [  ] Form 20-F
                  [X ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

         For Period Ended:    June 30, 2002
                            -----------------------------------

         [   ]    Transition Report on Form 10-K
         [   ]    Transition Report on Form 11-K
         [   ]    Transition Report on Form 20-F
         [   ]    Transition Report on Form 10-Q
         [   ]    Transition Report on Form N-SAR
         For the Transition Period Ended:

             Read attached instruction sheet before preparing form.
                             Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                               PLANETRX.COM, INC.
                               ------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                           2207 Sawgrass Village Drive
                           ---------------------------
            Address of Principal Executive Office (Street and Number)

                           Ponte Vedra Beach, FL 32080
                           ---------------------------
                            City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]    (a)   The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)   The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c)   The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company was unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2002 within the prescribed time period due to the Company's need to address and resolve certain issues relating to its recent reverse merger with Paragon Homefunding, Inc. Since accounting regulations require the presentation of Paragon's financial statements in the quarterly report as the acquiror in the reverse merger with Paragon, the Company was unable to complete the required Paragon financial statements on a timely basis while these issues were unresolved.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            Paul K. Danner                         (904)             285-0000
         ----------------------------------------------------------------------
                      (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

          If  so,  attach  an  explanation  of  the  anticipated   change,  both
          narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change
---------------------------------

Under applicable accounting regulations, Paragon is deemed to be the acquiror in the recent reverse merger transaction in which the shareholders of Paragon became the 90% owners of the Company's issued and outstanding common shares.
Accounting regulations require the presentation of the acquiror's, that is Paragon's, historical financial statements as the Company's historical financial statements. Paragon was formed in August 2001, accordingly it had no operations in the corresponding period last year.

                               PLANETRX.COM, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date August 15, 2002                  By:/s/ Paul K. Danner
     ---------------                     ----------------------------
                                         Paul K. Danner
                                         Vice Chairman of the Board of Directors


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)